March 12, 2020

Richard Miller
Chief Executive Officer
Corvus Pharmaceuticals, Inc.
863 Mitten Road, Suite 102
Burlingame, California 94010

       Re: Corvus Pharmaceuticals, Inc.
           Registration Statemetn on Form S-3
           Filed March 9, 2020
           File No. 333-237040

Dear Mr. Miller:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Courtney Lindsay at (202) 551-7237 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences